CONTRAN CORPORATION
                              THREE LINCOLN CENTRE
                          5430 LBJ FREEWAY, SUITE 1700
                           DALLAS, TEXAS  75240-2697



                                 March 12, 1998



Mr. Norman S. Edelcup              Dr. Kenneth R. Ferris
5190 N.W. 167th Street             4202 North 58th Street
Miami, Florida  33014-6328         Phoenix, Arizona  85018

Dear Mr. Edelcup and Dr. Ferris:

     As you are aware, on February 12, 1998 the Valhi, Inc. Board of Directors expanded the responsibilities of the Valhi Audit Committee, of which each of you are members, to review and act on any proposal involving the sale of assets to Valhi by Contran Corporation, directly or through its affiliates, during the period the $120 million credit agreement (the "Credit Agreement") between Valhi and Contran remains effective. The purpose of this letter is to present such a proposal to you. Advances to Contran pursuant to the terms of the Credit Agreement have totaled $103 million to date. Contran intends to first utilize the proceeds resulting from the proposed transaction, if consummated, to repay outstanding balances under the Credit Agreement.

     Contran, Valhi Group, Inc. and National City Lines, Inc., hereby offer to sell 236,371 shares, 2,361,300 shares and 350,360 shares, respectively, of the common stock of Tremont Corporation to Valhi in a privately negotiated transaction on mutually acceptable terms and conditions, as may be agreed by you on behalf of Valhi. The aggregate ownership of Tremont by Contran and all related persons represents 50.2% of the outstanding shares, as set forth below:

                                          SHARES           %
                                         -------        ----
Contran Corporation                      236,371(1)      3.5
Valhi Group, Inc.                      2,361,300        35.1
National City Lines, Inc.                350,360         5.2
                                      ----------       -----
                                       2,948,031        43.8

Valhi, Inc.                              103,900         1.5
Valmont Insurance Ltd.                    30,490          .5
NL Industries, Inc.                       36,167          .5
                                      ----------      ------
                                       3,118,588        46.3

The Combined Master Retirement Trust       3,506(2)       .1
Harold Simmons Foundation, Inc.          250,000(3)      3.7
Harold C. Simmons (spouse)                 3,747          .1
                                      ----------       -----
                                       3,375,841        50.2
                                      ==========       =====



(1) Currently held by the Contran Deferred Compensation Trust No. 2, which shares would be transferred to Contran prior to the consummation of the proposed transaction.

(2) The Combined Master Retirement Trust was formed to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies.

(3) The Harold Simmons Foundation, Inc. is a tax-exempt foundation organized and existing exclusively for charitable purposes.

     A separate package of recent public information regarding Valhi, Tremont, NL and TIMET was sent to each of you. I expect each of such companies to file their Annual Report on Form 10-K with the Securities and Exchange Commission on or before March 31, 1998, at which time copies will be sent to you.

     When you have retained the legal and financial advisors you determine appropriate, we would like to meet to discuss the foregoing proposal. I and the other members of Valhi's and/or Contran's management and corporate staff are available to answer your questions and to provide any additional information you and your advisors determine necessary.

                                   Sincerely,



                                   /s/ Steven L. Watson
                                   Steven L. Watson,
                                   Vice President

Enclosure

cc: Valhi, Inc. Board of Directors
      Harold C. Simmons
      Glenn R. Simmons
      J. Walter Tucker, Jr.